August 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Yolanda Guobadia

Robert Babula

Re:	CDT Environmental Technology Investment Holdings Limited

Form 20-F for the Fiscal Year ended December 31, 2024

Filed May 15, 2025

File No. 001-42007

Ladies and Gentlemen:

CDT Environmental Technology Investment Holdings Limited (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 29, 2025 with respect to the above-referenced filing. The Company’s response below is preceded by a reproduction of the corresponding comment from the Staff in bold. In response to the comments from the Staff, the Company intends to file an Amendment No. 1 to the Form 20-F for the fiscal year ended December 31, 2024 (the “Amended 2024 Form 20-F”) as soon as practicable after the Company receives an indication from the Staff that it is in agreement with its responses to the Staff’s comments.

All page number references contained in the Company’s response below correspond to the page numbers in the Annual Report. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Annual Report.

Form 20-F for the Fiscal Year ended December 31, 2024

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note that the audit report on page F-2 indicates the audits were conducted in accordance with the standards of the PCAOB though also in accordance with auditing standards generally accepted in the United States of America.

Please discuss this language with Enrome LLP, as the reference to auditing standards generally accepted in the United States of America is no longer appropriate or necessary. This was addressed in our Commission Guidance Regarding the Public Company Accounting Oversight Board’s Auditing and Related Professional Practice Standard No. 1 (Release Nos. 33-8422; 34-49708; FR-73), effective May 14, 2004.

Please obtain and file a revised audit opinion from the auditor that adheres to the guidance in PCAOB Auditing Standard 3101, including paragraph 09(c).

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the reference will be removed in the audit report filed with the Amended 2024 Form 20-F.

 Note 4 - Accounts receivable, net, page F-21

2.	We note your comparison of “days sales outstanding” on page 68, indicating an increase to 455 for 2024, from 262 in 2023, and details regarding the allowance for credit losses on page F-11, indicating an increase to $9.3 million at the end of 2024 from about $3.0 million a year earlier. We also note that your allowance is about 31% of 2024 revenues of $29.8 million, and that you have disclosure on page 67 explaining that a $23.1 million increase in accounts receivable during 2024 was “primarily due to a longer collection cycle” which you attribute to “delays in the government billing approval process” resulting from economic downturn in the PRC.

Please provide us with further details regarding the activity reflected in the accounts receivable balance reported on page F-3, showing an increase of 55% compared to the end of the prior year, and resulting in a balance that is 152% of total revenues for the year. For example, clarify the extent of any material concentrations related to specific customers or groups of customers and describe any irregularity in the pattern of accumulating balances over the course of the year. Also provide us with an accounts receivable aging schedule as of December 31, 2024, delineated between the government and non-government customers.

Company Response: The Company respectfully acknowledges the Staff’s comment and provides the following explanation. The 55% increase in accounts receivable as of December 31, 2024, compared to the prior year, was primarily attributable to progress billings on sewage treatment system projects. As noted, revenues from these projects are recognized over time using the input method (cost-to-cost measure of progress), while accounts receivable are recorded when the billing milestones are met, and the Company has an unconditional right to payment. Accordingly, the increase in accounts receivable reflects the billing activity under contractual terms rather than increase in revenue.

The increase in accounts receivable was primarily attributable to balances from the following six customers as of December 31, 2024 with balances over 5% of our total accounts receivables. Delays in collection were mainly the result of administrative processing by the local government; however, the Company continues to work diligently with the relevant authorities to facilitate timely collection. The Company has also provided below the details of amounts collected to date, the status of remaining balances, and management’s expectations regarding their collectability of these six customers. Exhibit 1 attached to this response letter contains an accounts receivable aging schedule as of December 31, 2024, delineated between the government and non-government customers and categorized by aging buckets.

•	Long Yuan Construction Group Co., Ltd (“Long Yuan”)

The accounts receivable balance from Long Yuan, a government affiliated customer, was approximately $13.6 million and $4.0 million as of December 31, 2024 and 2023, representing 25.0% and 12.3% of total accounts receivable, respectively. The related revenue was derived from Project Lianjiang. As of August 25, 2025, the Company had collected approximately $0.7 million of the December 31, 2024 balance from Long Yuan and expects to collect the remaining balance by December 2026.

•	Shenzhen Bell Eco-environment Technology Co., Ltd (“Bell”)

The accounts receivable balance from Bell, a government affiliated customer, was approximately $8.9 million and $2.5 million as of December 31, 2024 and 2023, representing 16.3% and 7.8% of total accounts receivable, respectively. The related revenue was derived from Project Zhongshan. As of August 25, 2025, the Company had collected approximately $0.56 million of the December 31, 2024 balance from Bell and expects to collect the remaining balance by December 2026.

•	Fujian Provincial Construction Research & Engineering Consulting Co., Ltd (“Fujian”)

The accounts receivable balance from Fujian, a government affiliated customer, was approximately $7.8 million and $0.5 million as of December 31, 2024 and 2023, representing 14.3% and 1.7% of total accounts receivable, respectively. The related revenue was derived from Project Jianyang. As of August 25, 2025, the Company had collected approximately $1.0 million of the December 31, 2024 balance from Fujian and expects to collect the remaining balance by December 2026.

•	China Construction Eighth Engineering Division Corp., Ltd. (“China Construction”)

The accounts receivable balance from China Construction, a government affiliated customer, was approximately $7.1 million and $2.4 million as of December 31, 2024 and 2023, representing 13.1% and 7.4% of total accounts receivable, respectively. The related revenue was derived from Project Wuyishan. As of August 25, 2025, the Company had collected approximately $0.2 million of the December 31, 2024 balance from China Construction and expects to collect the remaining balance by December 2026.

•	CCCC SHANGHAI DREDGING CO., LTD. (“CCCC Shanghai”)

The accounts receivable balance from CCCC Shanghai, a government affiliated customer, was approximately $4.8 million and $2.7 million as of December 31, 2024 and 2023, representing 8.8% and 8.4% of total accounts receivable, respectively. The related revenue was derived from Project Guankou. As of August 25, 2025, the Company had collected approximately $0.7 million of the December 31, 2024 balance from CCCC Shanghai and expects to collect the remaining balance by June 2026.

•	Guangdong Wange Construction Engineering Co., Ltd. (“Guangdong Wange”)

The accounts receivable balance from Guangdong Wange, a government affiliated customer, was approximately $4.6 million and $0 as of December 31, 2024 and 2023, representing 8.4% and 0% of total accounts receivable, respectively. The related revenue was derived from two Project- Xinjiang and Sichuan Anya. As of August 25, 2025, the Company had collected approximately $0.7 million of the December 31, 2024 balance from Guangdong Wange and expects to collect the remaining balance by November 2026.

As of August 25, 2025, the Company had collected an aggregate total of approximately $4.92 million of the accounts receivable balance outstanding as of December 31, 2024. Of this amount, approximately $3.86 million was collected from the six customers discussed above, while the remaining approximately $1.06 million was collected from various smaller customers. The Company has engaged in intensive communications with its local government customers regarding the collection process. During these discussions, customers have indicated that the government began implementing measures to address local government debt issues at the beginning of this year and have committed to improved payment schedules going forward with specific payment plans provided to the Company.

The improvement in collections is reflected in our recent performance. While the Company collected approximately $1.9 million during the first half of 2025 (January through June), collections accelerated significantly to approximately $3.0 million during July and August 25, 2025, demonstrating the effectiveness of the government’s debt resolution initiatives and validating our customers’ payment commitments.

Based on these intensive communications, the demonstrated improvement in collection patterns, and the specific payment schedules provided by our customers, the Company believes the customer payment plans are credible and expects to collect the remaining balance of the December 31, 2024 accounts receivable on or before December 31, 2026.

Please explain to us how you applied FASB ASC 606-10, subparagraphs 25-1(e), 55- 3A through 55-3C, and 25-5 through 25-7, in assessing the probability that you would collect substantially all of the consideration to which you were entitled under the contracts with customers, in determining that all criteria for initial recognition had been met, and if this can be shown, also explain how you considered the delays in collection in concluding that year-end balances were recoverable.

Company Response: In connection with Staff’s comment regarding how the Company applied ASC 606-10-25-1(e), 55-3A through 55-3C, and 25-5 through 25-7 in assessing the probability that the Company would collect substantially all of the consideration to which the Company was entitled under the contracts with customers, the Company provides the following explanation.

•	Assessment of Collectability (ASC 606-10-25-1(e) and 55-3A through 55-3C)

At inception, the Company evaluated whether it was probable that it would collect substantially all of the consideration to which it would be entitled in exchange for the goods and services to be transferred. Consistent with ASC 606-10-55-3A through 55-3C, this assessment was partly forward-looking and considered the ability and intention of the customers to pay. The Company concluded that this criterion was met mainly due to the following:

o	The customers are government-affiliated entities with strong financial capacity;

o	Contractual payment terms are milestone-based, which is based on the progress of the construction, which reduces exposure to credit risk; and

o	The Company retains customary rights to withhold further performance until payments are received.

•	Reassessment Considerations (ASC 606-10-25-5 through 25-7)

In accordance with ASC 606-10-25-5, the Company does not reassess the contract criteria unless there is a significant change in facts and circumstances, such as a deterioration in a customer’s ability to pay. The Company has not identified any such significant change. Rather, delays in payment are primarily due to administrative processing common in government contracts, not to a change in customers’ ability or intention to pay.

ASC 606-10-25-6 and 25-7 address situations in which a contract does not meet the 25-1 criteria at inception. Since the Company determined that all criteria, including collectability, were satisfied at contract inception, these provisions are not applicable.

3.	We note your disclosure on page 69 regarding the aging method applied in determining your allowance for doubtful accounts, explaining that you apply “incremental ratios” of 15%, 25%, and 100% of accounts having outstanding balances aged between 270 days and one year, one year and two years, and beyond two years, respectively. Please explain to us how you developed these default rates and clarify whether the policy is uniformly applied to all customer classes and, if this is the case, also explain to us how you assessed the credit risk profiles of the various customer groups in determining that a uniform rate for all customers would be appropriate.

Company Response: The Company respectfully advises the Staff that the baseline default rates of 15% for receivables aged between 270 days and one year, 25% for receivables aged between one and two years, and 100% for receivables older than two years were determined based on prior-period historical collection performance in those specific aging categories.

Then, the Company reevaluated the allowance under the CECL model by calculating an Expected Credit Loss (“ECL”) in accordance with ASC 326. This calculation incorporates factors such as current economic trends, specific geographic conditions, and known delays inherent in governmental billing processes. The Company then compares the baseline aging-rate allowance to this calculated ECL. If the ECL estimate exceeds the baseline, the Company records higher amount; if it is lower, the baseline rate is retained as a more conservative approach.

Applying the aging-method baseline across the receivables resulted in a total allowance of approximately $6.9 million as of December 31, 2024. However, upon applying the full CECL analysis with ECL which included consideration of collection history, current economic trends, specific geographic conditions, and known delays inherent in governmental billing processes, the estimated expected loss increased to $9.3 million. Therefore, the Company recorded the full $9.3 million allowance for its accounts receivable in accordance with the methodology presented above.

Given that over 90% of both revenues and accounts receivable as of December 31, 2024 and 2023 relate to government-affiliated customers and these receivables are subject to uniform administrative and billing infrastructure, management determined the credit risk profile across customer groups is sufficiently homogeneous to justify applying a uniform baseline rate across government affiliate customers with adjustment based on assessment of CECL model. Non-government customers are immaterial as compared to our total accounts receivable balance and are included in the same pooling and subject to the same ECL methodology based on prior-period historical collection performance.

Exhibits

4.	We note that you list certifications for Exhibits 12.1, 12.2, 13.1 and 13.2 and indicate these were furnished with the report, although this does not appear to be the case. Please amend your filing to include the certifications prescribed in paragraphs 12 and 13 of the Instructions As To Exhibits for Item 19 of Form 20-F. Please ensure that the certifications refer to the appropriate filing and are currently dated.

Company Response: The Company acknowledges the Staff’s comment and will file Exhibits 12.1 and 12.2 and furnish Exhibits 13.1 and 13.2 when it files the Amended 2024 Form 20-F.

***

If you have any questions or comments concerning this response, please do not hesitate to contact me by telephone at 86-0755-86667996 or by e-mail at liyunwu@cdthb.cn or the Company’s counsel by telephone at 305-539-3306 or by email at clayton.parker@klgates.com.

Sincerely,

/s/ Yunwu Li
Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors

Exhibit 1

Accounts Receivables Aging Schedule as of December 31, 2024

Time Period	Government Customers	Non-Government Customers	Total
<3 months	$27,913,317	$362,203	$28,275,520
4-6 months	$1,962,227	$64,760	$2,026,987
7-9 months	$9,639,069	$59,135	$9,698,204
10-12 months	$0	$236,757	$236,757
>1 year & <2 years	$9,412,099	$382,461	$9,794,560
>2 years	$2,546,512	$205,940	$2,752,452
>3 years	$326,569	$1,345,031	$1,671,600